# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Mortgage Investment Trust, Inc., CIK 0001514281
CUSIP: 001228501
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 02/18/2026
Amends the filing with accession number 0001999371-25-010988
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,458,933; sole dispositive power 0; shared dispositive power 1,458,933; aggregate amount beneficially owned 1,458,933 (4.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 31,744,449 shares of Common Stock (as defined below) outstanding as of November 5, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the U.S. Securities and Exchange Commission (the "Commission") on November 7, 2025.
- COULTER, JAMES G (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,458,933; sole dispositive power 0; shared dispositive power 1,458,933; aggregate amount beneficially owned 1,458,933 (4.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 31,744,449 shares of Common Stock outstanding as of November 5, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2025.
- WINKELRIED JON (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,458,933; sole dispositive power 0; shared dispositive power 1,458,933; aggregate amount beneficially owned 1,458,933 (4.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 31,744,449 shares of Common Stock outstanding as of November 5, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: TPG Mortgage Investment Trust, Inc.
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on August 8, 2025 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

"TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP LLC, a Delaware limited liability company, which is the general partner of Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), which (i) directly holds 288,290 shares of Common Stock and (ii) is the manager to certain managed accounts and investment fund vehicles (collectively, the "Accounts") that directly hold an aggregate of 1,170,643 shares of Common Stock."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following before the penultimate paragraph:

"On February 18, 2026, the Accounts sold an aggregate of 857,033 shares of Common Stock at a price of $8.24 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the "February 2026 Sale")."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a) of the Original Schedule 13D in its entirety as set forth below:

"The following sentence is based on a total of 31,744,449 shares of Common Stock outstanding as of November 5, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 1,458,933 shares of Common Stock, which constitutes approximately 4.6% of the outstanding shares of Common Stock."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
This Amendment amends and restates Item 5(e) of the Original Schedule 13D in its entirety as set forth below:

"As a result of the February 2026 Sale, on February 18, 2026 the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock."

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (02/20/2026)
- COULTER, JAMES G: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (02/20/2026)
- WINKELRIED JON: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (02/20/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).